October 27, 2010
VIA FACSIMILE AND OVERNIGHT MAIL
Russell Mancuso, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Teleflex Incorporated Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 25, 2010 File No. 001-5353

Dear Mr. Mancuso:
This letter responds to your October 13, 2010 letter, which sets forth the further comments of the staff of the Securities and Exchange Commission regarding our annual report on Form 10-K for the fiscal year ended December 31, 2009. For your convenience, we have included each of the staff’s comments in italics before the corresponding response.
1.	Please ensure the written acknowledgements from the company are exactly as set forth at the end of this letter
Response: The written acknowledgements below are exactly as set forth at the end of your letter.
Item 13. Certain Relationships and Related Transactions, page 53
2.	We note your response to prior comment 2. If you do not have in effect any of the policies and procedures mentioned in that response, including the time you file your next proxy statement, please disclose that fact clearly in future filings.
Response: If we do not have in effect any policies or procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K, we will, in future filings, disclose that fact clearly.

Russell Mancuso, Branch Chief
October 27, 2010

As requested by the staff, we acknowledge the following:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or additional comments, please call the undersigned at (610) 948-1755.
Sincerely,
/s/ Richard A. Meier
Richard A. Meier
Executive Vice President and
Chief Financial Officer